Exhibit 12.1

COMMUNITY CHOICE FINANCIAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2011	2010	2009	2008	2007	2012
						(unaudited)
Earnings:
Income (loss) before provision (benefit) for income taxes, discontinued operations, and extraordinary item	$30,406	$53,226	$38,311	$(29,614)	$17,919	$12,122
Equity investment (income) loss	415	—	—	—	—	155
Total earnings, as adjusted	$30,821	$53,226	$38,311	$(29,614)	$17,919	$12,277

Fixed Charges:
Interest Expense	$32,775	$8,423	$11,379	$16,113	$18,277	$21,530
Amortization of deferred financing costs	1,559	78	153	78	144	1,050
Total fixed charges	$34,334	$8,501	$11,532	$16,191	$18,421	$22,580

Ratio of earnings to fixed charges	0.9	6.3	3.3	—	1.0	0.5

For the periods ended December 31, 2011, 2008 and 2007, the deficiency was $6,946, $47,424 and $2,344, respectively.  The deficiency for the six months ended June 30, 2012 is $12,500.